TAMPON TRIBE, INC
———————

FINANCIAL STATEMENTS

Period Ending

December 31, 2016

TOGETHER WITH INDEPENDENT
ACCOUNTANT AUDIT REPORT

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA
CPA & Consulting Services

INDEPENDENT AUDITOR REPORT

To the Board of Tampon Tribe, Inc:

We have audited the accompanying financial statements of Tampon Tribe, Inc which comprise the balance sheets as of December 31, 2016 and December 31, 2015, and the related statements of operations for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tampon Tribe, Inc as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Michael J Hadzipanajotis, CPA

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
Aug 24, 2018

TAMPON TRIBE, INC
BALANCE SHEET
DECEMBER 31, 2016

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets		
Cash & Cash Equivalents	1,297	-
Accounts Receivable	-	-
Inventory		
Due From Owner		
Other Current Assets	-	-
Total Current Assets	**1,297**	-
Property & Equipment		
Furniture and Equipment	-	-
Accumulated Depreciation	-	-
Total Property & Equipment	**-**	**-**
Other Assets	-	-
TOTAL ASSETS	$ 1,297	$ -
LIABILITIES & SHAREHOLDER EQUITY		
Current Liabilities	1,718	-
Deferred Revenue	-	-
Due To Owner	11,819	-
Other Current Liabilities	-	-
Total Current Liabilities	**13,537**	-
Convertible Note		
Total Liabilities	$ 13,537	$ -
Equity		
Current Year Earnings	(12,240)	
Retained Earnings	-	-
Total Equity	**(12,240)**	**-**
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	$ 1,297	$ -

TAMPON TRIBE, INC
STATEMENT OF OPERATIONS
DECEMBER 31, 2016

		2016		2015
Revenue				
Revenue		11,377		-
Sales Discounts		-		
Net Sales		**11,377**		**-**
Cost of Goods Sold		1,434		-
Gross Profit	**$**	**9,944**	**$**	**-**
Operating Expenses				
Salaries & Wages		-		-
Office Expenses		1,862		-
Rents/ Occupancy		475		-
Marketing & Advertising		15,688		-
Travel & Entertainment		1,089		-
Professional Fees		1,566		-
Interest Expense		69		
Licenses & Fees		-		-
Insurance		-		-
Bank Fees		693		-
Other Expenses		741		-
Total Operating Expenses	**$**	**22,183**	**$**	**-**
Net Income Before Taxes	**$**	**(12,240)**	**$**	**-**
Income Taxes		-		-
Net Income After Taxes	**$**	**(12,240)**	**$**	-

TAMPON TRIBE, INC
STATEMENT OF EQUITY
DECEMBER 31, 2016

	Opening Equity Balance		Yearly Changes		Total	
Balance, December 31, 2015	$	-	$	-	$	-
Net Profit for the period ending December 31, 2016		-		(12,240)		**(12,240)**
Equity Contributions/ Adjustments		-		-		-
Balance, December 31, 2016	$	-	$	**(12,240)**	$	**(12,240)**

TAMPON TRIBE, INC
STATEMENT OF CASH FLOWS AND
CONSOLIDATED FINANCIAL NOTES
DECEMBER 31, 2016

	December 31, 2016	December 31, 2015
OPERATING ACTIVITIES		
Net Income	(12,240)	-
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Current Assets	-	-
Accounts Receivables		
Inventory		
Payables/ Other Current Liabilities	1,718	-
Other	-	-
Net Cash Provided By Operations	(10,522)	-
INVESTING ACTIVITIES		
Depreciation	-	-
Purchase of Fixed Assets	-	-
Net Cash Used By Investing Activities	-	-
FINANCING ACTIVITIES		
Due To/ From Owners	11,819	
Convertible Note	-	
Financing Activities/ Equity Adjustments	-	-
Net Cash Provided By Financing	11,819	-
Net Cash Change For Period	1,297	-
Cash Beginning Of Period	-	-
Cash End Of Period	1,297	-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Tampon Tribe is an online membership subscription service for toxin-free, plastic-free, 100% organic cotton tampons, pads, and pantyliners. Tampon Tribe strives to give people both the convenience of having their menstrual products delivered straight to their door every month and safety-of-mind with high-quality, 100% organic certified tampons.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis and as a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the Balance Sheets, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

Property and Depreciation

The Company capitalizes significant purchases of property and equipment expected to be utilized over more than one fiscal year. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is registered as a C Corporation. As a result, the Company is responsible for all local, state, and federal taxes.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at interim period end consist of the following:

Checking and money market accounts:

	December 31, 2016	December 31, 2015
Cash	$ 1,297	$ -
Total	$ 1,297	$ -

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, the Company had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2016 are as follows:

	FMV	Quoted Prices in markets for Identical (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash-2016: Cash	$1,297	NONE	NONE	NONE

NOTE 5.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 24, 2018, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.